HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Will Hart                        (303) 839-0061              Fax: (303) 839-5414


                                  June 24, 2013


Norman von Holtzendorff
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Post-Effective Amendment to Form S-3
            File No. 333-174194

     This office represents Vanguard Energy Corporation (the "Company").

     Post-effective amendments 2 and 3 to the above captioned registration statement have been filed with the Commission. Please disregard post-effective amendment No. 2.

     In response to the staff's letter of May 6, 2013, the Company's has revised the number of shares it is withdrawing from registration. Please see the table under the caption "Explanatory Note" for information concerning the shares that are being withdrawn.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                  Very Truly Yours,

                                  HART & HART, LLC

                                 /s/ William T. Hart

                               By
                                  William T.  Hart